UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003
Commission File No. 1-7434

AFLAC INCORPORATED 401(k) SAVINGS
AND PROFIT SHARING PLAN
1932 Wynnton Road
Columbus, Georgia 31999

AFLAC INCORPORATED

1932 Wynnton Road

Columbus, Georgia 31999

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AFLAC INCORPORATED 401(k) SAVINGS AND
PROFIT SHARING PLAN

Date: June 15, 2004	By:	/s/ Peter T. Adams, CPA

Peter T. Adams, CPA
Vice President,
Human Resources - Support

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Pension Committee
AFLAC Incorporated 401(k) Savings
   and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan at December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 15, 2004
Atlanta, Georgia

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31,

	2003	2002

Assets:
Investments (Note 5)	$111,507,145	$87,564,179
Cash	336,005	246,464
Accrued employer matching contribution	216,851	206,686
Accrued employee contribution	322,359	-

Total assets	112,382,360	88,017,329

Liabilities:
Excess employee contributions payable	45,472	12,642

Total liabilities	45,472	12,642

Net assets available for plan benefits	$112,336,888	$88,004,687

See accompanying Notes to Financial Statements.

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31,

	2003	2002

Contributions:
Participant withholdings	$7,098,479	$6,332,315
Participant transfers from other plans	513,448	798,923
Employer matching	3,375,149	2,708,909

Total contributions	10,987,076	9,840,147
Dividend income	1,349,317	1,100,750
Interest income	297,474	335,989
Net appreciation in fair value of investments (Note 5)	18,191,985	4,226,683
Distributions to participants	(5,951,477)	(3,192,377)
Forfeitures	(391,567)	(226,048)
Administrative fees	(150,607)	(148,004)

Increase in net assets	24,332,201	11,937,140
Net assets available for plan benefits:
Beginning of year	88,004,687	76,067,547

End of year	$112,336,888	$88,004,687

See accompanying Notes to Financial Statements.

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2003 and 2002

1.  DESCRIPTION OF THE PLAN

     The AFLAC Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of AFLAC Incorporated; American Family Life Assurance Company of Columbus (excluding Japan Branch employees); American Family Life Assurance Company of New York; AFLAC International, Incorporated; and Communicorp, Incorporated (collectively "the Company").

     The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the month, which coincides with or next follows the completion of thirty days of employment.

The Plan is administered by a plan administrator appointed by the Pension Committee of AFLAC Incorporated's Board of Directors. The majority of the Plan's administrative expenses are paid by the Plan sponsor. A portion of the Plan's administrative expenses is allocated to the Plan and is deducted from the investment earnings (losses) in participant accounts. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus on a pretax basis in increments of whole percentages of up to 50% in 2003 and 2002, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $12,000 for participants under the age of 50 and $14,000 for participants age 50 and older in 2003 and $11,000 for participants under the age of 50 and $12,000 for participants age 50 and older in 2002. The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2003 and 2002, subject to certain limitations, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' compensation.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

(d)	Vesting

	Participants are 100% vested in their contributions plus actual investment earnings or losses thereon.

	Participants become vested in the Company's contributions and the related earnings or losses thereon according to the following schedule.

		Years of Service	Vested Percentage

		Less than 1	0%
		1	20%
		2	40%
		3	60%
		4	80%
		5 or more	100%

A participant's interest in the Company's contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company's future matching contributions or plan expenses.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant's employment. Distributions may only be made in the form of a lump-sum cash payment and/or AFLAC Incorporated common stock.

	The Plan permits in-service withdrawals for participants who are 100% vested in the Company's contribution and have attained age 59 1/2.

(f)	Loans

Participants are allowed to borrow funds from their accounts. The minimum amount of any loan is $1,000. Participants may have up to two active loans from their account at any time. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:

	a.	50% of the participant's vested benefit (as defined by the Plan document); or

	b.	$50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All participant loans carry a maturity date of five years or less from the date the loan is made and are secured by the balance in the participant's account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 4.00% at December 31, 2003, compared with 4.25% at December 31, 2002.

(g)	Transactions With Parties-in-Interest

The assets of the Plan are held in a trust maintained by Charles Schwab Trust Company (Charles Schwab).

As of December 31, 2003 and 2002, the statements of net assets available for plan benefits include the following investments in and accounts with AFLAC Incorporated and affiliates of Charles Schwab, parties-in-interest to the Plan.

	2003	2002

AFLAC Incorporated common stock	$58,720,499	$50,272,269

Schwab Institutional Advantage Money Fund	4,239,727	3,874,543

Schwab S&P 500 Investors Fund	1,599,189	915,034

2.  SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Reclassifications

Certain prior year amounts have been reclassified to conform with the presentation adopted in the current year statements. These reclassifications had no impact on net assets available for plan benefits.

(c)	Investments

Investments are stated at fair value based upon market quotations obtained from national security exchanges. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

Participant loans are stated at cost, which approximates fair value.

(d)	Distributions

Distributions to participants are recorded when paid.

(e)	Fair Value of Financial Instruments

The carrying amounts for cash, receivables, and payables approximated their fair values due to the short-term nature of these instruments.

3.  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by letter dated February 27, 2002, that the Plan and related trust are in compliance with applicable sections of the Internal Revenue Code and is exempt from Federal income taxes. The Plan intends to continue as a qualified plan and trust to maintain its tax exempt status.

     Participants in the Plan are not subject to federal and state income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant's named beneficiary in the event of death.

4.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5.  INVESTMENT FUNDS

     The following table presents the fair value of individual investments that exceeded 5% of the Plan's net assets as of December 31:

	2003	2002

Mutual Funds:
Davis New York Venture Fund	$7,483,109	$5,374,004
Dodge & Cox Balanced Fund	12,625,063	8,152,806
Dodge & Cox Stock Fund	13,483,165	9,379,921
AFLAC Incorporated common stock	58,720,499	50,272,269

     During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002

Mutual Funds	$8,155,688	$(4,686,701)

Common Stock	10,036,297	8,913,384

Total Investments	$18,191,985	$4,226,683

SCHEDULE 1

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2003

Identity of Issue and Description of Investment	Shares/Units	Current Value

Money Market Funds
Schwab Institutional Advantage Money Fund*	4,239,727	$4,239,727

Mutual Funds
Columbia Fixed Income Securities Fund	139,888	1,886,515
Davis New York Venture Fund	272,537	7,483,109
Dodge & Cox Balanced Fund	172,875	12,625,063
Dodge & Cox Stock Fund	188,574	13,483,165
Growth Fund of America	117,580	2,872,449
Invesco Dynamics Fund	76,691	1,130,423
Julius Baer International Equity Fund	62,691	1,661,308
Rydex OTC Fund	139,015	1,380,413
Schwab S&P 500 Investors Fund*	93,356	1,599,189

Total Mutual Funds		44,121,634

AFLAC Incorporated common stock*	1,624,593	58,720,499

Participant loans (1,186 loans outstanding with interest rates from 6% to 11.5% and maturity dates of less than one year
to five years)	4,425,285	4,425,285

Total Investments		$111,507,145

*Indicates party-in-interest, as defined in ERISA Section 406.

See accompanying independent auditors' report.